

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

November 23, 2010

<u>Via Mail and Facsimile (416-784-7565)</u>

Gerald T. McCaughey
President and Chief Executive Officer
Canadian Imperial Bank of Commerce
Commerce Court
Toronto, Ontario
Canada, M5L 1A2

   **Re:**  **Canadian Imperial Bank of Commerce**
       **Form 40-F for the Fiscal Year Ended October 31, 2009**
       **Filed December 7, 2009**
       **File No. 1-14678**
       **Response Letter Filed November 8, 2010**

Dear Mr. McCaughey:

  We refer you to our comment letter dated September 30, 2010 regarding business contacts with Iran and Cuba. We have completed our review of this subject matter and have no further comments at this time.

         Sincerely,

         Cecilia Blye, Chief
         Office of Global Security Risk

cc:  Todd Schiffman
    Assistant Director
    Division of Corporation Finance